REXAM

03 MAR -3 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

19 February 2003

03007040

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

dlw 3/3

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

REXAM

PRESS RELEASE

Rexam completes acquisition of Lüner glassworks in Germany

Rexam PLC, the global consumer packaging company, is pleased to confirm that it completed the acquisition of the German glass container manufacturer Lüner Glashüttenwerke GmbH on 18 February 2003.

The acquisition was announced in January 2003 and regulatory approval was received on 10 February 2003.

The consideration is £33m, comprising £3.5m in cash payable for the shares and £29.5m of estimated debt and financial liabilities assumed with the company.

19 February 2003

Enquiries
Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com